June 24, 2011

Brian D. Free, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: FT 3022
          File No. 333-174727

Dear Mr. Free:

        We have reviewed the registration statement on Form S-6 for FT 3022 (the
"Trust"), filed with the Commission on June 6, 2011. The registration statement offers
High-Yield Closed-End and Short Treasury ETF Portfolio, Series 2. Based upon
Securities Act Release No. 6510 and the representations contained in your letter of June
6, 2011, we conducted a selective review of the registration statement. We have the
following comments.

        We note that portions of the filing are incomplete. We may have additional
comments on such portions when you complete them in a pre-effective amendment, on
disclosures made in response to this letter, on information supplied supplementally, or on
exhibits added in any pre-effective amendments. Please note that comments we give in
one section apply to other sections in the filing that contain the same or similar
disclosure.

        Please advise us if you have submitted or expect to submit an exemptive
application or no-action request in connection with your registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed
pursuant to Rule 472 under the Securities Act. Where no change will be made in the
filing in response to a comment, please indicate this fact in a supplemental letter and
briefly state the basis for your position.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the Trust and its
management are in possession of all facts relating to the Trust's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel